EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS
(Amounts in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income (loss) from continuing operations	$121,601	$116,365	$132,977	$56,880	$(14,088)
Equity in (earnings) losses of real estate joint ventures and partnerships, net	(19,300)	(22,317)	(35,112)	1,558	(7,834)
Provision (benefit) for income taxes	52	(1,261)	7,046	(75)	(3)
Gain on sale of property	59,621	146,290	762	1,004	1,304
Fixed charges	92,107	99,806	108,109	121,462	145,844
Amortization of capitalized interest	2,114	2,142	2,401	2,385	2,336
Distributions of income from real estate joint ventures and partnerships	1,216	4,058	3,498	3,141	2,186
Capitalized interest	(3,252)	(3,302)	(2,403)	(3,125)	(2,329)
Net income as adjusted	$254,159	$341,781	$217,278	$183,230	$127,416
Fixed charges:
Interest on indebtedness, net	$87,783	$94,744	$103,839	$116,463	$141,736
Capitalized interest	3,252	3,302	2,403	3,125	2,329
Portion of rents representative of the interest factor	1,072	1,760	1,867	1,874	1,779
Fixed charges	92,107	99,806	108,109	121,462	145,844
Preferred dividends	3,830	10,840	18,173	34,930	35,476
Combined fixed charges and preferred dividends	$95,937	$110,646	$126,282	$156,392	$181,320

RATIO OF EARNINGS TO FIXED CHARGES (1)	2.76x	3.42x	2.01x	1.51x	0.87x

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (2)	2.65x	3.09x	1.72x	1.17x	0.70x
____________________

(1)	The deficiency for the year ended December 31, 2011 is $18.4 million, which represents the dollar amount by which the ratio is less than one.

(2)	The deficiency for the year ended December 31, 2011 is $53.9 million, which represents the dollar amount by which the ratio is less than one.